September 18, 2019

VIA EDGAR
Division of Corporation Finance
Office of Electronics and Machinery
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:	Power Integrations, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 13, 2019
File No. 000-23441

Dear Eric Atallah and Kevin Kuhar,
We are writing in response to the comments of the staff of the Securities and Exchange Commission (the “Staff”), dated September 10, 2019, regarding the above noted filing of Power Integrations, Inc. (the “Company”). We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements and to enhance the overall disclosure in our filings. We have provided a response to your comments below.
Form 10-K for the Fiscal Year Ended December 31, 2018
Note 11. Provision (Benefit) For Income Taxes, page 53

1.
We note from your tax rate reconciliation on page 54 that foreign income taxed at lower rates significantly impacted your effective tax rates in each of the reported periods. Please revise future filings to provide greater insight into the nature of this reconciling item, including the primary taxing jurisdictions where your foreign earnings are derived and the relevant statutory rates in those jurisdictions. Disclose any incentivized tax rates you have been granted and briefly describe the factual circumstances of any tax holidays, the per share effects of the tax holiday, and the date upon which any special tax status terminates. Refer to ASC 740-10-50-12 and SAB Topic 11.C.

The Company acknowledges the Staff’s comment and in future filings will disclose the primary taxing jurisdictions where foreign earnings are derived and the relevant statutory rates. The Company respectfully informs the Staff that the primary jurisdiction where the foreign earnings are derived is the Cayman Islands. As the statutory tax rate of the Cayman Islands is zero, this drives the low foreign effective tax rate and has a significant impact on the Company's overall effective tax rate. Income earned in other foreign jurisdictions was immaterial for the fiscal year ended December 31, 2018. We supplementally advise the Staff that the Company has not been granted any incentivized tax rates and does not operate under any tax holidays in any jurisdiction.

2.
In future filings, revise your MD&A on page 28 to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of any tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company acknowledges the Staff’s comment and in future filings will explain the impact of non-U.S. lower tax jurisdictions on the Company's effective tax, including the primary taxing jurisdictions where foreign earnings are derived and the relevant statutory rates. The Company respectfully notes that the primary jurisdiction where the foreign earnings are derived is the Cayman Islands which is a non-taxing jurisdiction. The Company has not been granted any incentivized tax rates and does not operate under any tax holidays in any jurisdiction. Respectfully, the Company believes that the MD&A in the above referenced Form 10-K was accurate and complete in that there were no material known trends or uncertainties related to income tax rates in non-U.S. lower taxed jurisdictions which required disclosure in accordance with 303(a)(3) of Regulation S-K. If the Company identifies trends or uncertainties affecting such income tax rates in future reporting periods, it will provide appropriate additional discussion in the MD&A portion of the corresponding SEC filings.
* * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at 408-414-8539.

Sincerely,

/s/ Sandeep Nayyar
Sandeep Nayyar
Chief Financial Officer

cc:	David Segre, Esq.
Cooley LLP

John Kelm, Partner
Deloitte & Touche LLP

Ian Nasman, Partner
Deloitte & Touche LLP